Exhibit 4.39

Madeira Energia S.A. – Share Purchase Agreement

Madeira Energia S.A. (‘Mesa’) is a special-purpose company formed to hold the concession for construction and operation of the Santo Antônio Hydroelectric Project, on the Madeira River, in the municipality of Porto Velho, in the state of Rondônia, in the North of Brazil, with installed generation capacity of 3,150.4 MW. Works on the project began in 2008. Cemig GT owns 10% of the equity of this company.

On March 11, 2014, the investment fund Fundo de Investimento em Participações Melbourne – ‘FIP Melbourne’, in which Cemig GT is a unit holder, represented by Banco Modal S.A., as purchaser, signed a share purchase agreement with Andrade Gutierrez Participações S.A. (‘AGP’) as vendor, for acquisition, subject to certain conditions being complied with, of 83% (eighty three per cent) of the total equity and 49% (forty nine  per cent) of the voting stock of SAAG Investimentos S.A. (“SAAG”). By the completion date of the transaction (“the Closing Date”), SAAG will own 12.4% (twelve point four per cent) of Madeira Energia S.A. (‘Mesa’).  The transaction was the subject of a decision by the Board of Directors of Cemig GT on March 6, 2014.

The acquisition will be structured through Equity Investment Funds (‘FIPs’), and other vehicles, in which Cemig GT will have minority stockholdings. Thus Cemig will not have more than 50% of the voting stock in any vehicle, and no more than 50% of the net asset value of any of the FIPs, thus preserving the private-sector nature of the structure.

The price of this acquisition will be R$ 835,384,911 (eight hundred thirty five million three hundred eighty four thousand nine hundred and eleven Reais), which will undergo monetary adjustment by the IPCA (Amplified National Consumer Price) Index from December 31, 2013 up to the Closing Date, augmented by any capital injections made by AGP into SAAG up to the Closing Date, less any dividends declared by SAAG to AGP up to the Closing date.

Conclusion of the transaction is subject to other conditions precedent, including approvals by the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica, or Cade) and the Brazilian electricity regulator, Aneel.